Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING SEEKS BEST VALUE FOR ITS HOLDING IN
CHARIOT RESOURCES

Toronto, August 25, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") today released the following statement to address allegations made by Chariot Resources in an advertisement in a leading daily newspaper:

Lundin Mining wishes to make clear that it has taken no part in the dissident proxy solicitation launched by certain concerned shareholders of Chariot Resources Limited. Lundin Mining has no intention of acquiring the Mina Justa Project or in making a bid to acquire Chariot.

Commenting on the allegations contained in the advertisement, Mr. Phil Wright, President and CEO said "Lundin Mining is just as concerned as any other shareholder to ensure that we realize the best possible value for our holding in Chariot.

"We have lost confidence in the ability of present management to accomplish this and accordingly we support the initiative of the Concerned Shareholder Group and strongly believe that a change of management and the board of directors of Chariot is necessary.

"We are a major shareholder and we intend to support the slate of directors proposed by the Concerned shareholders" Mr. Wright said.

About Lundin Mining

Lundin Mining Corporation ("Lundin", "Lundin Mining" or the "Company") is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.